Archimedes Tech SPAC Partners Co.

2093 Philadelphia Pike #1968

Claymont, DE 19703

April 7, 2022

VIA EDGAR & TELECOPY

Matthew Crispino

Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Archimedes Tech SPAC Partners Co. (the “Company”)
Registration Statement on Form S-4
File No. 333-262094 (the “Registration Statement”)

Dear Mr. Crispino and Ms. Woo:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on April 8, 2022, or as soon thereafter as practicable.

Very truly yours,

ARCHIMEDES TECH SPAC PARTNERS CO.

By:	/s/ Stephen N. Cannon
Name: Stephen N. Cannon Title: Chief Executive Officer